Exhibit 99.98

FOR IMMEDIATE RELEASE

Torque Esports Gaming Platform UMG Launches “Gears of War” Partnership With Microsoft

MIAMI, FL (February 3, 2020) – Torque Esports Corp.’s (TSXV: GAME) (OTCQB: MLLLF) esports tournament and broadcast operations group, UMG Media Ltd. has kicked off an official partnership with Xbox Game Studios to operate and broadcast the Gears 5 Esports Challenger Series Finals.

In the past year, UMG has made itself a home for competitive online “Gears of War 4” and “Gears 5” play through multiple broadcast activations and the online platform that connects more than 2.2 million gamers around the globe.

As part of the Microsoft/UMG partnership, UMG’s studio team is streaming the official Gears Esports Challenger Series Finals every Wednesday for both North America and Latin America. This puts UMG into the official Gears Esports model, which generates hundredsof-thousands of views. These broadcasts began on January 22 and run through to the end of the season.

“We’re honored to have been selected to operate the Gears Esports Challenge Series Finals broadcast by Microsoft,” said Darren Cox, Torque Esports President and CEO.

“It highlights the successes we have seen through UMG and the capabilities the UMG studio team has to start up a new stream for partners.”

UMG is the leading platform for online tournament play and esports entertainment events. The platform has generated more than 20 million views and has paid out more than US$3 million in prize money.

“UMG’s commitment to the Gears community made them the ideal partner for this production,” Roddy Adams, Director of Partnerships at Microsoft said.

“Our goal is to create a home to showcase the up-and-coming talent in our game through this weekly stream. Their group possesses the background knowledge and expertise to make this broadcast a success for our players and viewers.”

This partnership puts Torque and UMG in a prime position to work with Microsoft on future esports and gaming projects.

About Torque Esports

The company focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industryleading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit https://torqueesport.com/

About UMG

UMG Media Ltd. (“UMG”) is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

For more information about UMG visit www.umggaming.com.

About Gears Esports

Gears Esports is a showcase of the raw, visceral intensity epitomized by the Gears of War franchise, and a celebration of the uncompromising legion of fans that make up its unparalleled community. Since moving to The Coalition in 2016, competitive Gears of War has ascended from modest ballroom affairs to major international events around the world. Now, together with premier esports operator PGL, The Coalition is excited to introduce you to the next chapter of Gears Esports.

The Gears 5 Esports program will provide more opportunities for players of all skill levels from around the world to compete for fun and fortune in a season boasting more than $2 million worth of prizing.

For more information about Gears Esports, please visit gearsofwar.com/en-ca/esports.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com,

Darren Cox, CEO, darrencox@torqueesport.com

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